UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41324

AKANDA CORP.

(Exact Name of Registrant as Specified in Charter)

Akanda Corp.
100 King Street W, Suite 1600
Toronto, Ontario M5X 1G5, Canada

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Exhibit Index

Exhibit Number	Description
99.1	Press Release dated February 27, 2026

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 27, 2026

AKANDA CORP. (Registrant)

By:	/s/ Katie Field
Name:	Katie Field
Title:	Interim Chief Executive Officer and Director

2